Form 11-K

Annual Report

Pursuant to Section 15(D) of the
Securities and Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,
2003

Palm Harbor Homes, Inc. Employee Savings Plan

Palm Harbor Homes, Inc.

15303 N. Dallas Parkway, Suite 800
Addison, TX 75001

Financial Statements and Supplemental
Schedule and Exhibit
Palm Harbor Homes, Inc. Employee Savings Plan
Years ended December 31, 2003 and 2002

Palm Harbor Homes, Inc.
Employee Savings Plan

Financial Statements and
Supplemental Schedule and Exhibit

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
May 18, 2004

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$—	$36,951
Investments	51,794,110	40,987,363
Receivables:
Employee contributions	298,656	300,197
Employer contributions	78,381	117,348
Interest income	166	262

Total receivables	377,203	417,807

Total assets	52,171,313	41,442,121
Liabilities
Contributions and earnings refundable	374,085	203,275

Net assets available for benefits	$51,797,228	$41,238,846

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$6,993,159	$(6,194,433)
Interest and dividends	668,431	639,647

	7,661,590	(5,554,786)
Contributions:
Employee	4,566,207	4,751,951
Employer	1,261,935	1,682,592
Rollover	98,770	118,103

Total contributions	5,926,912	6,552,646

Net additions	13,588,502	997,860
Deductions
Benefit payments	6,517,532	5,787,136
Administrative expenses	46,511	49,153

Total deductions	6,564,043	5,836,289
Transfer into the Plan	3,533,923	—

Net increase (decrease)	10,558,382	(4,838,429)
Net assets available for benefits at beginning of year	41,238,846	46,077,275

Net assets available for benefits at end of year	$51,797,228	$41,238,846

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of Plan

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering all eligible employees of Palm Harbor Homes, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2003, the Nationwide Homes, Inc. Employees’ Retirement/Savings Plan (Nationwide Plan) was merged into the Plan and all Nationwide Plan participants automatically became participants in the Plan. The Nationwide Plan’s net assets totaling $3,533,923 were transferred to the Plan on January 13, 2003.

Contributions

Prior to December 1, 2002, participants could contribute up to 15% of pretax annual compensation, as defined in the Plan. Effective December 1, 2002, participants may contribute up to 18% of pretax annual compensation, as defined in the Plan. Effective April 1, 2002, the definition of compensation of the Plan Agreement was amended to exclude amounts paid pursuant to the long-term incentive plan. Participants may also contribute amounts representing distributions from other qualified plans. Effective April 1, 2003, the Plan was amended to include catch-up contributions for eligible employees who have attained age 50 before the close of the plan year up to the maximum of 18%.

The Company contributes on a Plan-year basis 50% of the first 6% of compensation that a participant contributes to the Plan. The Company announced a reduction of its contributions to the Plan effective July 1, 2003, from 50% of the first 6% of compensation that a participant contributes to the Plan to 50% of the first 3% of compensation. For participants in the Nationwide division, the reduction of Company contributions was to 50% of the first 4% of compensation that a participant contributes to the Plan. Participants are eligible for an allocation of the employer contributions beginning on the enrollment date coinciding with or following the date on which they have completed one year of eligible service.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2003 and 2002, $16,269 and $10,544, respectively, were available to be used for future Plan expenses or Company contributions. During 2003 and 2002, forfeitures of $336,434 and $314,700, respectively, were used to supplement the Company contributions.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of 19 investment options. Participants may change their investment options daily.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest in Company contributions as follows: two years – 20%; three years – 40%; four years – 60%; and five years – 100%. Effective January 1, 2003, participants in the Nationwide division vest in Company contributions as follows: one year – 20%; two years – 40%; three years – 60%; four years – 80%; and five years – 100%.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefit Payments

Upon termination of service, death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant’s account is $5,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

Administration

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Institutional Retirement Services Company serves as recordkeeper.

Costs and expenses of administering the Plan are paid by the Company unless paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances. The assets of the Plan would then be distributed to participants in proportion to their vested interests.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments in registered investment companies held by Fidelity are valued at fair value based on published market prices which represent the net asset values of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans are recorded at carrying value, which approximates fair value. The short-term cash portion of the unitized stock fund is recorded at cost, which approximates fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2003 and 2002, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices as follows:

	Year ended December 31
	2003	2002
Palm Harbor Homes, Inc. common stock	$71,749	$(788,583)
Shares of registered investment companies	6,921,410	(5,405,850)

Net appreciation (depreciation) in fair value of investments	$6,993,159	$(6,194,433)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2003	2002
Fidelity Magellan Fund	$8,866,829	$7,009,406
Fidelity ContraFund	9,372,794	7,090,124
Fidelity Growth and Income Fund	6,919,485	5,871,659
Fidelity Asset Manager Fund	3,272,105	2,848,247
Fidelity Retirement Government Money Market Fund	6,800,516	6,453,496
Fidelity Low Price Stock Fund	2,838,570	1,423,511
Palm Harbor Homes, Inc. Common Stock	2,598,119	2,992,646
Participant loans	2,881,846	2,621,487

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5. Contributions and Earnings Refundable

Contributions and earnings refundable represents excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$51,797,228	$41,238,846
Contributions and earnings refundable at end of year	374,085	203,275

Net assets available for benefits per the Form 5500	$52,171,313	$41,442,121

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	Year ended December 31
	2003	2002
Benefit payments to participants per the financial statements	$6,517,532	$5,787,136
Add contributions refundable at beginning of year	203,275	—
Less benefits payable at beginning of year	—	(13,971)

Benefit payments to participants per the Form 5500	$6,720,807	$5,773,165

Benefits payable are recorded on the Form 5500 for lump-sum payments to participants who requested payment prior to December 31 but had not been paid as of that date.

The following is a reconciliation of total contributions and investment income (loss) per the financial statements to the Form 5500:

	Year ended December 31
	2003	2002
Total contributions per the financial statements	$5,926,912	$6,552,646
Add contributions refundable at end of year	303,804	203,275

Total contributions per the Form 5500	$6,230,716	$6,755,921

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500 (continued)

	Year ended December 31
	2003	2002
Total investment income (loss) per the financial statements	$7,661,590	$(5,554,786)
Add earnings refundable at end of year	70,281	—

Total investment income (loss) per the Form 5500	$7,731,871	$(5,554,786)

Excess contributions and earnings refundable to certain participants in order to comply with certain nondiscrimination requirements for the years ended December 31, 2003 and 2002, were not recorded on Form 5500.

7. Subsequent Events

Effective January 1, 2004, participants eligible for catch-up contributions were able to defer up to 75% per pay period toward the 2004 catch-up limit of $3,000.

Supplemental Schedule
and Exhibit

Palm Harbor Homes, Inc. Employee Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 59-1036634
Plan #: 003

December 31, 2003

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,		(e)
(a)	Similar Party	Collateral, Par or Maturity Value	(d)	Current Value
*	Fidelity Management Trust Company	Magellan Fund; 90,719 shares	**	$8,866,829
*	Fidelity Management Trust Company	ContraFund; 189,925 shares	**	9,372,794
*	Fidelity Management Trust Company	Growth and Income Fund; 194,204 shares	**	6,919,485
*	Fidelity Management Trust Company	Retirement Government Money Market Fund; 6,800,516 shares	**	6,800,516
*	Fidelity Management Trust Company	Asset Manager Fund; 207,621 shares	**	3,272,105
*	Fidelity Management Trust Company	Diversified International Fund; 53,747 shares	**	1,296,373
*	Fidelity Management Trust Company	Value Fund; 32,155 shares	**	1,995,867
*	Fidelity Management Trust Company	Puritan Fund; 58,575 shares	**	1,081,882
*	Fidelity Management Trust Company	GNMA; 146,836 shares	**	1,626,948
*	Fidelity Management Trust Company	Low Price Stock Fund; 81,148 shares	**	2,838,570
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund; 7,053 shares	**	277,949
*	Fidelity Management Trust Company	Institutional Cash Portfolio; 188,355 shares	**	188,355
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund; 7,665 shares	**	85,009
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund; 10,553	**	124,314
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund; 42,204 shares	**	549,492

Palm Harbor Homes, Inc. Employee Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year) (continued)

EIN: 59-1036634
Plan #: 003

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,		(e)
(a)	Similar Party	Collateral, Par or Maturity Value	(d)	Current Value
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund; 35,069 shares	**	$456,596
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund; 40,524 shares	**	524,786
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund; 4,798 shares	**	36,275
*	Palm Harbor Homes, Inc.	Common Stock; 145,390 shares	**	2,598,119
*	Participant Loans	Interest rates range from 5.00% to 10.50%	—	2,881,846

				$51,794,110

*Indicates party-in-interest to the Plan.
**Investments are participant-directed; thus cost information is not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Palm Harbor Homes, Inc. Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2004	PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN Name of Plan
	By:	/s/ KELLY TACKE
Kelly Tacke
Vice President – Finance Chief Financial Officer and Secretary

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
23	Consent of Independent Auditors